May 11, 2016

Sonny Oh

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust – Crow Point Alternative Income Fund Proxy Statement

Dear Mr. Oh:

On May 2, 2016, Northern Lights Fund Trust (the "Registrant") filed a preliminary proxy statement with respect to the Crow Point Alternative Income Fund (the “Fund”). The Proxy Statement relates to a shareholder meeting to consider approval of a new advisory agreement. You provided the following comments on May 11, 2016 to the Proxy Statement by phone to Emily Little. Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. Please confirm that any information missing in the preliminary proxy statement will be supplied in the definitive proxy statement.

Response. The Registrant confirms that all missing information will be supplied in the definitive proxy statement.

Comment 2. In the first paragraph of the “Background” section of Proposal I, for the sake of clarity, please retain the deleted “the New Advisory Agreement.”

Response. Registrant has made the requested change.

Comment 3. In the second sentence of the fifth paragraph of “The Advisory Agreement” section, disclosure provides that the “New Agreement is substantially identical in all material respects to the Prior Advisory Agreement.” In the third sentence of the introductory paragraph on page 2, disclosure provides that the New Advisory Agreement is “similar” to the Prior Advisory Agreement. Please revise the disclosure for consistency.

Response. Registrant has revised the disclosure on page 2 to note that the New Advisory Agreement is “substantially identical” to the Prior Advisory Agreement.

May 11, 2016

Comment 4. With respect to Proposal II, please provide a section disclosing the evaluation by the Board of Trustees in connection with the approval of the Fund’s reliance on the Manager of Managers Order.

Response. Registrant has added the following disclosure:

Evaluation by the Board of Trustees

In determining to approve the Fund’s reliance on the Manager of Managers Order, the Board noted that Crow Point, on behalf of itself and on behalf of the funds it advises or may advise in the future that are each a series of the Trust, was granted the Manager of Managers Order. The Trustees further noted that they had previously authorized and approved the use of a Manager of Managers structure for other funds in the Trust advised by Crow Point. Pursuant to the By-Laws of the Trust, through an Action by Written Consent, the Board approved, subject to shareholder approval, the Fund’s reliance on the Manager of Managers Order.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Emily M. Little

Emily M. Little